Exhibit 99.1

Foresight Signs a Pilot Agreement with an Additional Leading Chinese Car Manufacturer

NESS ZIONA, July 31, 2017 – Foresight Autonomous Holdings Ltd., a leading developer of Advanced Driver Assistance Systems (TASE and NASDAQ: FRSX), announced today that it has signed an agreement with a leading Chinese car manufacturer, for a pilot project to test Foresight’s Eyes-OnTM advanced driver assistance system. The Chinese manufacturer has an annual manufacturing capacity of over one million vehicles. This pilot agreement follows a successful pilot with another leading Chinese car manufacturer, with whom Foresight is negotiating commercial cooperation.

Pursuant to the agreement, the Chinese manufacturer will provide Foresight a vehicle to be equipped with the company’s Eyes-On system in order to test its performance. The pilot test will be financed by the manufacturer, except for production, shipping, installation and de-installation costs of the system. The objectives of the test are to demonstrate the performance of Foresight’s accident prevention systems, which is based on 3D technology, and to gain deeper understanding of Chinese drivers’ requirements for driver assistance systems, taking into consideration local weather, infrastructure and common driving conduct. Eyes-On will be tested in controlled and uncontrolled environments.

The parties have mutually agreed on pre-determined specific terms, conditions and specifications for the pilot test performance, as well as key performance indicators, requirements and criteria for the assessment of the pilot’s success.

The parties will consider entering into a future commercial agreement based on the results of the pilot test.

About Foresight

Foresight (TASE and NASDAQ: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of Advanced Driver Assistance Systems (ADAS) based on 3D video analysis, advanced algorithms for image processing and artificial intelligence. The company, through its wholly owned subsidiary, develops advanced systems for accident prevention, which are designed to provide real-time information about the vehicle’s surroundings while in motion. The systems are designed to alert drivers to threats that might cause accidents, resulting from traffic violations, driver fatigue or lack of concentration, etc., and to enable highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. The company estimates that its systems will revolutionize ADAS by providing an automotive grade, cost-effective platform, and advanced technology.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, when Foresight describes conducting a pilot test with an additional Chinese car manufacturer and that the parties will consider entering into a future commercial agreement based on the results of the pilot test, it is using forward-looking statements. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s registration statement on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on June 1, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CONTACT INVESTOR RELATIONS:

Miri Segal-Scharia

CEO

MS-IR LLC

917-607-8654

msegal@ms-ir.com